UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE

January 3, 2007

Via Fax and U.S. Mail

Mr. John Francis Greenhalgh
Securitisation Advisory Services Pty. Limited
Level 7, Martin Place
Sydney 2000, Australia

Re:	Securitisation Advisory Services Pty Limited
      Amendment No. 4 to Registration Statement on Form S-3
      Filed December 22, 2006
      File No. 333-136516

Dear Mr. Greenhalgh:

      We have reviewed your Amendment No. 4 to Registration Statement on Form S-3 filed on December 22, 2006 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing provided by counsel.

Prospectus Supplement

The Sponsor, Manager and Depositor, page S-49
1. We note your response to our prior comment 1. Please add disclosure, similar to what you have provided to us on a supplemental basis in your response, as to how Securitisation Advisory Services Pty. Limited is acting as the sponsor. Refer to Item 1101(l) of Regulation AB. In short, explain in the prospectus, as you have in your response, how this entity organizes and initiates the transaction.

Base Prospectus

General
2. Please add disclosure to the base prospectus identifying
Securitisation Advisory Services Pty. Limited as the depositor and sponsor, rather than just on the cover page.


Signatures
3. We note you deleted the director`s signature from the signature page. The registration statement should be signed by at least a majority of the depositor`s board of director`s or persons performing similar functions. Refer to Item V.B. on Form S-3. Please tell us why you deleted this signature. Any person who occupies more than one of the specified positions should indicate each capacity in which he signs the registration statement.

*	*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company`s disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	Please contact Daniel H. Morris at (202) 551-3314 or me at
(202)
551-3210 with any other questions.

								Sincerely,



								Susan C. Block
                                                Attorney-Advisor


cc:	Via Facsimile (212) 849-5555
	Paul A. Jorissen
	Mayer, Brown, Row & Maw